May 1, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Lisa Krestynick

Re:	Lilis Energy, Inc.

Registration Statement on Form S-3

Filed April 20, 2018

File No. 333-224378

Dear Ms. Krestynick:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Lilis Energy, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above captioned Registration Statement on Form S-3, File No. 333-224378, filed with the Commission on April 20, 2018, so that such registration statement becomes effective at 3:30 p.m., Eastern Time, on May 3, 2018, or as soon thereafter as is practicable. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Baker & Hostetler LLP, by calling Mark L. Jones, Esq., at 713-646-1395.

The Company acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

LILIS ENERGY, INC.

/s/ Joseph C. Daches_________

Joseph C. Daches

Chief Financial Officer